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FOR IMMEDIATE RELEASE
 CONTACT:       Robert Crooke                   Nancy Bobrowitz
                Media Relations                 Investor Relations
                Reuters America Inc.            Reuters America Inc.
                212-603-3587
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                Terrence Mulry
                Corporate Communications
                Instinet Corporation
                212-310-9554

INSTINET FORMS CONSORTIUM TO ACQUIRE 54% OF TRADEPOINT FOR (POUND)14 MILLION

London, May 6, 1999 - Reuters announced today that its subsidiary, Instinet Corporation, is forming a consortium to acquire a majority interest (54.4%) in Tradepoint Financial Networks PLC, the London-based electronic stock exchange, for (pound)14 million.

Subject to Tradepoint shareholder and regulatory approval, the consortium will subscribe for 70 million new ordinary Tradepoint shares at 20p per share. Provision has been made for the consortium to increase its stake in Tradepoint to over 60%.

The consortium consists of Instinet (an agency broker), American Century (a leading US mutual fund manager), Archipelago (the US electronic communications network, in which Goldman Sachs and E*Trade are major investors), as well as J.P. Morgan and Morgan Stanley Dean Witter & Co (leading US investment banks). Other financial institutions have expressed an interest in joining the consortium.

Tradepoint is an electronic order-driven equities market for UK securities, with a fully transparent order book. Established in 1996 as a for-profit exchange, it currently has over 80 members, including institutions and broker-dealers.

Instinet, founded in 1969, is the largest global agency broker and a leader in electronic trading technology. It is a member of 17 exchanges in North America,

Europe and Asia and offers equity trading, research, and direct electronic access to all operators in the global markets.

DOUGLAS M ATKIN, Instinet's chief executive, said: "Given the economics of the capital markets, the for-profit market model will be increasingly important to the future development and evolution of many exchanges. We believe Tradepoint represents a combination of visionary thinking and technology which complements Instinet's brokerage model as well as our work with exchanges worldwide to open the capital gateways to investors around the world."

HAROLD BRADLEY, senior vice president of American Century, said: "We see the Tradepoint investment as consistent with our mission to lower trading costs for our investors, to promote efficient markets and ultimately to increase investment returns for our mutual fund shareholders."

JERKER M JOHANSSON, chief operating officer of Morgan Stanley Dean Witter's institutional equity division in Europe, said: "This investment is consistent with Morgan Stanley Dean Witter's continued commitment to provide our clients with innovative ways to access markets through the application of technology."

END                                                                      (12/99)

NOTE TO EDITORS
INSTINET, founded in 1969 as an agency broker, is now the global leader in agency brokerage and the development of innovative electronic trading technology, offering equity trading, research and direct electronic access to global markets. Instinet is a member of 17 exchanges in North America, Europe, and Asia. Instinet pioneered the use of advanced technology to improve the trading performance of investment professionals worldwide. That principle still guides its growth and development as a leader in providing electronic brokerage services to investors in the world markets.

REUTERS (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time
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over 485,000 users in 57,900 locations. Reuters designs and installs
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financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at December 31, 1998.

Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaus serving 157 countries. News is published in 22 languages.

For more details see www.reuters.com/mediapack/

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